

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

May 10, 2013

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street NW, Suite 700
Washington, DC 20001

Re: Capitala Finance Corp. — Registration Statement on Form N-2

Dear Mr. Boehm:

On April 10, 2013, you submitted on Form N-2, for confidential non-public review pursuant to the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), a draft registration statement for common shares of Capitala Finance Corp. (the "Fund"), a business development company ("BDC"). Please note that, pursuant to the JOBS Act, not later than 21 days before the date on which the Fund conducts a road show or, if the Fund does not conduct a road show, not later than 21 days before the anticipated date of effectiveness of the registration statement, the initial confidential submission and all amendments thereto shall be publicly filed with the Commission.

We have reviewed the registration statement, and have provided our comments below. For convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page

1.   The second paragraph of the Cover Page states that the Fund will acquire two SBIC-licensed subsidiaries which will elect to be treated as BDCs. Please explain to us whether the two SBICs will file registration statements on Form N-5 prior to filing notices of election to be treated as BDCs on Form N-54A.

2.   Section 54 of the Investment Company Act of 1940 (the "Investment Company Act") requires that a company may elect to be treated as a BDC if it has either a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act") or has filed a registration statement under Section 12 of the Exchange Act. Please inform us of the Fund's plan to register a class of shares for each SBIC under the Exchange Act.

3.   The Fund appears to be engaged in the indirect distribution of securities of the two SBICs. Please explain to us if the SBICs will be co-registrants on the Fund's registration statement. If not, please provide an analysis as to why the SBICs should not be deemed co-registrants on the Fund's registration statement. See Rule 140 under the Securities Act of 1933 (the "Securities Act").

Summary (Page 1)

4.   The second paragraph of this section states that, immediately prior to this offering, the Fund will acquire an investment portfolio (the "Legacy Portfolio") from several funds (the "Legacy Funds") in exchange for shares of the Fund's common stock and the assumption of the Legacy Funds' outstanding debentures. A disclosure in the first paragraph on page 3 of the prospectus provides that the Legacy Funds are managed by affiliates of the Fund's investment adviser. Please provide an analysis of these transactions under Section 57 of the Investment Company Act, including a discussion of whether an exemption from the provisions of this section is necessary.

Summary — Capitala Finance Corp. — *Our Investment Strategy* (Page 1)

5.   In this section, please discuss the extent to which the Fund will invest through its two SBIC subsidiaries, and the extent to which the Fund intends to engage in direct investments in portfolio companies. Please also discuss how direct investments may differ from investments through the subsidiaries.

6.   The second paragraph of this section states that the Legacy Funds have made, and the Fund will continue to make, investments in "high-credit quality companies." Since the term "high quality" connotes companies with credit quality in the top two tiers, but later disclosure states that the Fund will invest in lower quality "junk bonds," please delete the term "high-credit quality." Please also disclose in this section the Fund's policies regarding the credit quality and maturities of its investments, and include the term "junk bonds" in describing loans that are rated below investment-grade. Finally, please disclose the speculative characteristics of junk bonds in the discussions of the Fund's risks.

Summary — Capitala Investment Advisors (Page 2)

7.   The first paragraph of this section discloses that Capitala Investment Advisors manages several affiliated funds whereby institutional limited partners in the Legacy Funds have co-invested with the Legacy Funds in portfolio investments. Please explain to us whether any

affiliated person, as that term is defined in Section 2(a)(3) of the Investment Company Act, or principal underwriter of the Fund, will maintain any equity or debt interest in any of the companies that will be included in the Legacy Portfolio.

Summary — Formation of our Company (Page 3)

8.   The first paragraph of this section states that the Fund's Board of Directors determined the fair value of the Legacy Portfolio based on management's internal analysis and positive assurance from a third-party independent valuation firm. Please identify the third-party valuation firm in this section, and file a copy of the valuation and the consent of the third-party valuation firm as exhibits to the registration statement. See Section 7(a) of the Securities Act and Item 25.2n of Form N-2.

9.   The diagram on this page shows that the Fund will be the parent of two SBICs, as well as of the general partners of the SBICs. The presence of the general partners in the diagram may confuse investors, who may believe that they represent additional pooled investment vehicles. Please remove the general partners from the diagram, and explain in the narrative or elsewhere in the registration statement that the Fund will own the general partners that will manage the SBICs.

10.   *Legacy Portfolio.* This section describes the weighted average annualized yield and yield to maturity of the Legacy Portfolio. Please also disclose the dollar-weighted average maturity of the Legacy Portfolio.

11.   This section also describes the Legacy Portfolio's payment-in-kind ("PIK") interest component. Please explain to us whether the adviser will charge a fee on PIK interest, and whether the adviser will return that fee to the Fund should the PIK interest become uncollectible. If the adviser charges a fee on PIK interest, and does not return the fee to the Fund if it becomes uncollectible, please describe this situation in the discussions of the Fund's risks.

Summary — Summary Risk Factors (Page 7)

12.   The fourth bullet point in this section states that the Fund's portfolio may lack company diversification. Please add to this disclosure that the Fund is classified as non-diversified under the Investment Company Act.

13.   The tenth bullet point in this section provides that one of the risks the Fund is subject to is "the typical risks associated with leverage." Please summarize the risks associated with leverage in this section.

The Offering — Use of Proceeds (Page 9)

14.   This section provides that the Fund expects to invest substantially all of the net proceeds of the offering in accordance with the Fund's principal investment strategies within 6 to 9 months

from the consummation of the offering. Please disclose the reasons for this expected delay. <u>See</u> Guide 1 to Form N-2.

The Offering — Distributions (Page 9)

15.   Please inform us whether the Fund will enter into an expense support agreement in which the adviser may waive expenses in order to permit the Fund to make distributions.

The Offering — Lock-up Agreements (Page 9)

16.   This section states that the Legacy Investors, Capitala Finance, and each of the directors and officers has agreed with the underwriters not to sell their shares of the Fund for at least 180 days from the date of the prospectus. Please explain to us whether the entities listed above, or any others, will have demand or "piggyback" registration rights. We may have additional comments after reviewing your response.

The Offering — Investment Advisory Fees (Page 10)

17.   Disclosure in this section states that the base management fee is calculated on "gross assets." Please define "gross assets" and explain how derivatives are valued for purposes of calculating "gross assets." Also, please disclose that the notional value of derivatives will not be used to calculate "gross assets."

18.   Please describe in this section the investment advisory fees that will be charged by the SBICs. Please also file the advisory agreements for the SBIC subsidiaries as exhibits to the registration statement. <u>See</u> Item 25.g of Form N-2.

The Offering — Leverage (Page 11)

19.   This section states that the Fund may use leverage. Please describe how much leverage the Fund is permitted to use.

Fees and Expenses (Page 13)

20.   The second line item under "Stockholder transaction expenses" discloses "Offering expenses borne by us." Since all stockholder transaction expenses are borne by stockholders, please delete the term "borne by us" from the second line item, as this may be confusing to investors.

21.   The first line item under "Annual expenses (as a percentage of *net* assets attributable to common stock)" discloses a "Base management fee" of 1.75%, with a footnote stating that the base management fee is 1.75% of *gross* assets. (Emphasis added.) Please provide the Fund's base management fee as a percentage of *net* assets in the fee table. <u>See</u> Item 3.1 of Form N-2.

22.   Please include the expenses of the two SBIC subsidiaries in the fee table. Also, please delete the term "estimated" from the line items for "Other expenses" and "Total annual expenses." See Item 3.1 of Form N-2.

23.   We note that most of the information in the table of fees and expenses is incomplete. Please provide us with the details of the Fund's fees and expenses as soon as they are available.

Fees and Expenses — Example (Page 15)

24.   This example shows the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to an investment in the Fund, assuming a 5% annual return. Please provide an additional line item to the example disclosing the costs that would be incurred if the 5% return used in the example was made up entirely of capital gains subject to the 20% incentive fee.

Risk Factors — Risks Relating to Our Business and Structure — *We may not be able to pay you distributions, our distributions may not grow over time and a portion of our distributions may be a return of capital* **(Page 25)**

25.   Please discuss the possibility of distributing a return of capital in the "Distributions" sections found on pages 9 and 43 of the prospectus. Also, the second paragraph of this section states that a distribution treated as a return of capital will be non-taxable to the shareholder to the extent of an investor's basis in the stock.   Please disclose in this section, as well as in the discussions of "Distributions" on pages 9 and 43, that a return of capital is a return of a portion of the shareholder's original investment in the Fund, and describe the effect on the investor's basis in the stock, and the long-term tax implications for the investor.

Risk Factors — Risks Related to This Offering — *Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock* **(Page 39)**

26.   The second paragraph of this section provides measures that the Fund has adopted that may delay, defer or prevent a change in control that might otherwise be in the best interests of the Fund's shareholders. Please describe in this section the rationale for adopting these provisions, and the positive and negative effects of these provisions. Also, please provide a statement stating whether the Board of Directors has considered these provisions and determined that they are in the best interest of shareholders. See Guide 3 to Form N-2.

Discussion of the Company's Expected Operating Plans — Critical Accounting Policies (Page 51)

27.   Please explain to us the proposed basis of consolidation of the Fund's two SBIC subsidiaries after the Formation Transaction. Also, please describe the financial statements of the

two SBICs that will be included in the Fund's registration statement. See Rules 3-05 and 3-01 of Regulation S-X. In your response, please include the following:

- The periods covered by the financial statements;
- whether the financial statements have been audited;
- whether the financial statements are compliant with Regulation S-X.

Finally, please explain to us whether the Fund plans to include a special purpose audit of the two SBICs' schedules of investments as of a date close to the effectiveness of the Fund's registration statement if a significant amount of time has elapsed since the two SBICs' last audit, or if there have been material changes to the financial statements of the two subsidiaries.

Business — Managerial Assistance (Page 71)

28.   This section states that the Fund will offer managerial assistance to its portfolio companies, and may receive fees for these services. In your response to this letter, please address the issue of whether it is appropriate for the managers of BDCs to obtain fee income for providing managerial assistance. The legislative history of the Small Business Investment Incentive Act of 1980 indicates that it was the intent of Congress to liberalize the treatment of venture capital investment companies to permit incentive compensation because of the managerial assistance such managers provided small businesses. BDC managers were permitted to receive incentive compensation in the form of an incentive fee (for external managers) or stock options (in the case of internal managers) to bring their expertise to fledgling or foundering companies. Please explain to us why it is appropriate for BDC managers or their affiliates to receive both incentive compensation and fees for providing the assistance that was the justification for allowance of incentive compensation in the first place.

Portfolio Companies (Page 73)

29.   Please disclose the following information, either within the description of each security or as a narrative, for the past three years:

- Whether the investment is on partial or non-accrual of income;
- if the security is on partial or non-accrual of income, a full description of the reasons why income is not being accrued at the full coupon rate;
- whether there has been a material change to the creditworthiness of the borrower;
- whether the type of income being accrued is cash, non-cash (original issue discount or payment in kind) or a combination of types; and
- whether the investment has been restructured in any way since its initial offering, such as a change in interest rate, maturity date, or type of interest.

Management — Board of Directors and Executive Officers (Page 74)

30.   We note that much of the information regarding the Fund's Board of Directors has not been completed. Please ensure that the disclosure provided in a subsequent pre-effective amendment satisfies the requirements of Item 18 of Form N-2, and includes a disclosure indicating why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.

Determination of Net Asset Value — Determinations in Connection with Offerings (Page 99)

31.   The second paragraph of this section provides that, in determining that the Fund is not selling its shares of common stock at a price below its current net asset value, the Fund will not be required to calculate the net asset value of its common stock. Since Section 23(b) of the Investment Company Act, which applies to BDCs through Section 63 of the Investment Company Act, states that no registered closed-end company shall sell any common stock of which it is the issuer at a price below its current net asset value, "which net asset value shall be determined as of a time within forty-eight hours" prior to the date of sale of the common stock, please revise this section to comply with Section 23(b).

Description of Our Capital Stock —Control Share Acquisitions (Page 113)

32.   The last paragraph of this section discloses that the Fund's bylaws contain a provision exempting from the Maryland Control Share Acquisition Act (the "Control Share Act") all acquisitions of the Fund's shares of stock, but that such provision may be amended or eliminated in the future if the SEC staff does not object to the Fund's determination that the Fund's being subject to the Control Share Act does not conflict with the Investment Company Act. Please add disclosure stating that the staff of the Division of Investment Management has taken the position that, if a business development company fails to opt-out of the Control Share Act, its actions are inconsistent with Section 18(i) of the Investment Company Act. See Boulder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov. 15, 2010)).

GENERAL COMMENTS

33.   Please advise us whether the Fund intends to conduct a "road show" as defined in Rule 433(h)(4) under the Securities Act.

34.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

35.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act,

please identify the omitted information to us, preferably before filing the final pre-effective amendment.

36.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

37.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

38.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/Edward P. Bartz

Edward P. Bartz
Staff Attorney